EXHIBIT 1.1

N E T W O R K 1 F I N A N C I A L
S E C U R I T I E S, I N C.

July 19,2006

Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, TX 75231

Re: Fourth Amended and Restated Underwriting Agreement

Gentlemen:

This agreement amends and restates that certain amended and restated underwriting agreement originally dated December 2, 2005 and amended March 15, April 24, and May 23, 2006 between Zion Oil & Gas, Inc. (the "Company"), a Delaware corporation, and us (the "Underwriter") in connection with the offering and sale through Network 1 Financial Services, Inc. (the "Underwriter") and other broker-dealers ("Placement Agents") of up to 2,000,000 shares of the Company's $.01 par value common stock (the "Shares") for $7.00 per Share. The offering of the Shares is further described in the Registration Statement on Form SB-2 filed on January 25, 2006 (as subsequently amended) with the Securities and Exchange Commission (the "SEC").

1. Registration Statement. The Registration Statement, including the Prospectus, together with exhibits (collectively, the "Registration Statement") for the registration of the Shares will be amended by the Company and filed with the SEC and the applicable state authorities. The Registration Statement will also register: (i) up to 150,000 shares of the Company (the "Gift Shares") that executive officers of the Company propose to give (out of their personal holdings) to at least 840 but no more than 1,000 gift recipients; and (ii) up to 521,200 shares of the Company (the "Warrant Shares") underlying currently issued and outstanding warrants of the Company. The Registration Statement, any amendment thereto, and all documents filed by the Company with the SEC shall conform in all material respects with the requirements of the Securities Act of 1933, as amended (the "Act") and the Rules and Regulations promulgated under the Act. All financial statements contained in the Registration Statement and any amendment thereto shall have been reported on by independent certified public accountants acceptable to the Underwriter, it being agreed that each of Lane gorman Trubitt, LLP and KPMG-Somekh Chaikin, the Company's previous and current independent auditors, are acceptable to Underwriter.

Neither the Registration Statement nor the other material to be filed with the SEC will contain any untrue statements of material facts nor will there be any omissions of material fact required to be stated therein or that are necessary to make the statements therein not misleading, except that, as between the parties, this covenant will not apply to any statement or omissions made in reliance upon or in conformity with information furnished to the Company by and with respect to Underwriter or any Placement Agent expressly for use in the Registration Statement or any amendment or supplement thereto.

All amendments and supplements to the Registration Statement shall be submitted to the Underwriter at least five days prior to the date that such amendments are intended to be filed with the SEC, which time period may be waived by mutual consent of the parties. The content of any verbal comments and copies of all comment letters received from the SEC shall immediately be supplied to Underwriter. The Company will deliver to Underwriter as many copies of the manually executed and conformed Registration Statement and each amendment thereto (including exhibits), as Underwriter reasonably shall request and at the same time as such documents are filed with the SEC. The Company will not allow the Registration Statement to become effective without prior written consent of the Underwriter, which consent shall not be unreasonably withheld.

2. Representations, Warranties and Covenants of the Company. In order to induce you to enter into this Agreement, the Company represents, warrants and covenants as follows:

(a) The Company has obtained a CUSIP number for its common stock (989696 10 9) and the Company will use its best efforts to register or qualify (or exempt from registration/qualification) the Shares for offering in every state, territory or possession of the United States (including the District of Columbia, hereinafter referred to as a "State") in which it plans to offer the Shares for sale. The materials filed or to be filed with any State will not contain any untrue statements of material fact nor are there or will there be any omissions of material facts required to be stated therein or that are necessary to make the statements therein not misleading, except that, as between the parties, this covenant will not apply to any statement or omission made in reliance upon or in conformity with information furnished to the Company by and with respect to Underwriter or any Placement Agent expressly for use in the materials filed with the State.

(b) The outstanding capital stock of the Company has been duly and validly authorized, issued and is fully paid and non-assessable and will conform to all statements made in the Registration Statement and Prospectus with respect thereto. The Shares have been duly and validly authorized and, when issued and delivered against payment as provided in this Agreement, will be validly issued, fully paid and non-assessable. The Shares, upon issue, will not be subject to the preemptive rights of any shareholders of the Company and will conform to all statements in the Registration Statement and Prospectus.

(c) The Company has been legally incorporated and is now, and always during the period of the offering will be, a validly existing corporation under the laws of the State of Delaware, lawfully qualified to conduct the business for which is was organized and which it proposes to conduct. The Company will always during the period of the offering be qualified to conduct business as a foreign corporation in each jurisdiction where the nature of its business requires such qualification.

(d) The Company's certificate of incorporation provides for the authorization of 20,000,000 shares of common stock ($.01 par value). There are no outstanding options, warrants or other rights to purchase securities of the Company except as will be described in the Registration Statement.

(e) The Company has no subsidiaries nor contemplates acquiring subsidiaries or engaging in mergers with or the acquisition of any companies.

(f) The financial statements, together with related schedules and notes, to be included in the Registration Statement will present fairly the financial condition of the Company and will be reported upon by independent public accountants according to generally accepted accounting principles and as required by the rules and regulations of the Commission.

(g) The Company's securities are not subject to preemptive rights.

(h) The Company has the legal right and authority to enter into this Underwriting Agreement, to effect the proposed sale of the Shares, and to effect all other transactions contemplated by this Agreement.

(i) The Company is eligible to use Form SB-2 for the offering of the Shares.

(j) The Company possesses adequate certificates and permits issued by the appropriate federal, state and local regulatory authorities necessary to conduct its business and to retain possession of its properties. The Company has not received any notice of any proceeding relating to the revocation or modification of any of these certificates or permits.

(k) The Company has filed all tax returns required to be filed and is not in default in the payment of any taxes that have become due pursuant to any law or any assessment.

(l) All of the contracts, leases, licenses, permits and agreements under which the Company operates as will be described in the Registration Statement are in full force and effect. The Company is not in default under any of the material terms or provisions of any such contracts, leases, licenses, permits or agreements.

(m) All original documents and other information relating to the Company's business are and will continue to be made available upon request to the Placement Agents and their counsel at the offices of the Company, and copies of any such documents will be furnished upon request to the Underwriter or its counsel.

(n) The Company shall appoint Registrar and Transfer Company, Cranford, NJ, or another firm reasonably acceptable to the Underwriter, as the Company's transfer agent. The Company will continue to retain a transfer agent reasonably satisfactory to the Underwriter for so long as the Company is subject to the reporting requirements under Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company will make arrangements to have available at the office of the transfer agent sufficient quantities of the Company's common stock certificates as may be needed for the quick and efficient transfer of the Shares.

(o) The Company will use the proceeds from the sale of the Shares as will be set forth in the Registration Statement and Prospectus.

(p) There are no contracts or other documents required to be described in the Registration Statement or to be filed as exhibits to the Registration Statement that will not be described or filed as required.

All of the above representations and warranties shall survive the performance or termination of this Agreement.

3. Representations, Warranties and Covenants of the Underwriter. The Underwriter represents, warrants and covenants as follows:

(a) It is registered as a broker-dealer with the Commission, and is registered to the extent registration is required with the appropriate governmental agency in each State in which it offers or sells the Shares, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and will use its best efforts to maintain such registrations, qualifications and memberships throughout the term of the offering.

(b) To the knowledge of the Underwriter, no action or proceeding is pending against the Underwriter or any of its officers or directors concerning the Underwriter's activities as a broker or dealer that would affect the Company's offering of the Shares.

(c) The Underwriter will offer the Shares only in those states and in the quantities that are identified in the Blue Sky Memoranda from the Company's counsel to the Underwriter that the offering of the Shares has been registered or qualified (or exempt from registration/qualification) for sale under the applicable State statutes and regulations. The Underwriter, however, may offer the Shares in other states if (i) the transaction is exempt from the registration requirements in that State, (ii) the Company's counsel has received notice ten days prior to the proposed sale, and (iii) the Company's counsel does not object within such ten-day period.

(d) The Underwriter, in connection with the offer and sale of the Shares and in the performance of its duties and obligations under this Agreement, agrees to use its best efforts to comply with all applicable federal laws; the laws of the states or other jurisdictions in which the Shares are offered and sold; and the Rules and current written interpretations and policies of the NASD.

(e) The Underwriter is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.

(f) This Agreement has been duly authorized, executed and delivered by the Underwriter and is a valid agreement on the part of the Underwriter.

(g) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any breach of any of the terms or conditions of, or constitute a default under, the articles of incorporation or bylaws of the Underwriter or any indenture, agreement or other instrument to which the Underwriter is a party or violate any order directed to the Underwriter of any court or any federal or State regulatory body or administrative agency having jurisdiction over the Underwriter or its affiliates.

(h) No person acting by, through or under the Underwriter will be entitled to receive from the Underwriter or from the Company finder's fees or similar payments, except as set forth in this agreement.

(i) The Underwriter will, reasonably promptly after any closing date, supply the Company with all information required from the Underwriter for the completion of Form SR (Application of Proceeds) and such additional information as the Company may reasonably request to be supplied to the securities commissions of such States in which the Shares have been qualified for sale.

All of the above representations and warranties shall survive the performance or termination of this Agreement.

4. Employment of the Underwriter. In reliance upon the representations and warranties and subject to the terms and conditions of this Agreement:

(a) The Company employs the Underwriter as its agent to sell for the Company's account the Shares, on a cash basis only, at a price of $7.00 per Share. The Underwriter agrees to use its best efforts, as agent for the Company, to sell the Shares subject to the terms and conditions set forth in this Agreement. It is understood between the parties that there is no firm commitment by the Underwriter to purchase any or all of the Shares.

(b) The obligation of the Underwriter to offer the Shares is subject to receipt by it of written advice from the SEC that the Registration Statement is effective, is subject to the Shares being registered or qualified (or exempt from registration/qualification) for offering under applicable laws in the States as may be reasonably designated, is subject to the absence of any prohibitory action by any governmental body, agency or official, and is subject to the terms and conditions contained in this Agreement and in the Registration Statement.

(c) The Company and the Underwriter agree that unless a minimum of 350,000 of the Shares to be offered (the "Minimum Offering") are subscribed on or within 90 days after the effective date of the offering (which period may be extended by the Company for an additional period or periods of up to 120 days, if approved by the American Stock Exchange), the agency between the Company and the Underwriter will terminate. In such an event, the full proceeds that have been paid for the Shares shall be returned to the purchasers within ten (10) business days. Prior to the sale of all of the Shares to be offered, all proceeds received from the sale of the Shares will be deposited into an interest bearing escrow account entitled "Sterling Trust Company, Escrow Agent FBO Zion Oil Subscribers" (the "Escrow Account") with Sterling Trust Company (the "Escrow Agent").

(d) The Underwriter, the Company and the Escrow Agent have entered into a fund escrow agreement ("Escrow Agreement") as set forth in Exhibit 10.3 to the Registration Statement. The Company agrees to faithfully perform its obligations under the Escrow Agreement. The Underwriter will promptly deliver the funds into the Escrow Account in accordance with Rule 15c2-4 of the Exchange Act of 1934, but in any event not later than noon the next business day after receipt of such funds. The Underwriter will promptly deliver a copy of each subscription agreement received to the executive offices of the Company, to the attention of the Company's Assistant Treasurer. In accordance with the requirements of Rules 15c2-4 and 10b-9 of the Exchange Act, in the event that the minimum offering amount is not met, the funds paid into the Escrow Account shall be promptly returned to each individual subscriber by the Escrow Agent, and not returned to the Underwriter or the Company for delivery to such subscribers. Any pro rata interest on the escrowed funds shall not be paid to the Underwriter, but shall be paid to the subscribers on a pro rata basis.

(e) Subject to the closing of the sale by the Company of the Minimum Offering, the Company agrees to pay to the Underwriter immediately upon the release to the Company in such closing (the "Initial Closing") of the investors' funds deposited into the Escrow Account, and upon release to the Company of the investors' funds in each closing thereafter:

(i)

upon each closing, a commission equal to six percent (6%) of the public offering price for the Shares sold in the offering to residents of the United States and for all Shares placed by the Underwriter and Underwriter's Placement Agents (as defined in para. 11b below) to residents outside the United States closed on each such closing; provided, however, that in no event shall Underwriter be entitled to less than a commission of 3.0% of the public offering price of the aggregate Shares sold in the offering;

(ii)

a non-accountable expense allowance to the Underwriter for legal, accounting, and other miscellaneous expenses in connection with the offering shall be three percent (3%) of the aggregate subscription amount for all Shares purchased by residents of the United States and for all Shares placed by Underwriter and its Placement Agents to residents outside the United States; such allowance to be paid on each closing of the offering with respect to the amount closed in each such closing, provided, however, that in no event shall Underwriter be entitled to less than an expense allowance of 1.5% of the aggregate public offering price of the aggregate Shares sold in the offering;

(iii)

warrants (the "Underwriter's Warrants) expiring three (3) years after the effective date of the offering, to purchase shares of the Company's common stock in an amount equal to five percent (5%) of the Shares sold in the offering to United States residents and for Shares placed by the Underwriter and its Placement Agents to residents outside the United States, at an exercise price of $8.75, or approximately 25% above the offering price, which Underwriter's Warrants will not be exercisable for six (6) months following the Final Closing Date (as defined below), nor shall Underwriter's Warrants be sold, transferred, assigned, pledged or hypothecated by any person, for a period of one year following the date of issuance of the warrants, except that the Underwriter's Warrants may be transferred by the Underwriter to any Placement Agent participating in the offering and its bona fide officers or partners, or in accordance with para. 11(c) below to Alberdale, provided that the transferred warrants remain subject to the one-year transfer restriction; and,

(iv)

$60,000 upon the closing (whether the Initial or a subsequent closing) and the release to the Company of investor funds from the Escrow Account in a minimum aggregate amount of $4,000,000, pursuant to a two (2) year investment banking/consulting agreement, in the form substantially similar to that attached hereto as Annex A, to be entered into by and between the Company and the Underwriter, which such agreement shall be effective on and conditional upon the closing(s) of the offering in the minimum aggregate amount of $4,000,000.

(f) The Company shall advance the Underwriter $35,000 towards its non-accountable expense allowance, payable in the following manner: (i) $20,000 upon the approval of this Agreement by the Company's board of directors as provided in para. 14 below and (ii) $15,000 no later than sixty (60) days after said approval; which retainer amounts shall be credited against the amounts payable to the Underwriter pursuant to clause (e)(ii) of this para. 4 upon the Initial Closing.

(g) The offering shall terminate on a date (the "Final Closing Date") that is the earlier of: (i) the date on which maximum number of Shares have been sold; or (ii) up to 240 days following the effective date.

(h) The Company shall be responsible for all of its selling expenses incident to the offering (other than underwriters' commissions and other compensation set forth in para. (e) of this Section 4) which are customarily incurred, paid, or borne by or on behalf of issuers in connection with the sale of securities, even though such expenses are paid through the Underwriter. Such selling expenses include, but are not limited to, the following: (1) the cost of preparing, printing, and filing registration applications, registration statements, prospectuses, offering circulars, and other documents used in registering securities, including any registration fees and other expenses associated therewith; (2) the amount of any attorney's fees and expenses (except those charged by an underwriter's counsel) incurred or paid in connection with the offering; (3) the amount of any accountant's or auditor's fees and expenses incurred or paid in connection with the offering; (4) the amount of the fees and charges of any transfer agents, registrars, indenture trustees, escrow agents, depositories, engineers, appraisers, or other professional or technical experts; (5) the cost of authorizing, preparing, and printing certificates for securities and other documents relating thereto, including taxes and stamps; (6) the amount of all printing, advertising, traveling expenses, and expenses in connection with meetings and presentations for informational or promotional purposes (e.g., "road show") incurred or paid by the Company or, at the request of or with the prior approval of the Company, which approval shall not be unreasonably withheld, by the Underwriter, in registering or selling securities, (except "road show" or meeting expenses traditionally borne by an underwriter); and (7) any other costs (including staffing or other additional administrative costs) directly or indirectly borne by the Company in respect of the sale of the securities being offered, that are not selling costs for the offering.

5. Further Agreements of the Company. The Company further agrees with the Underwriter as follows:

(a) The Company will use its best efforts to register or qualify the sale of the Shares in such States as shall be reasonably requested by the Underwriter.

(b) The Company will deliver to the Underwriter as many copies of the preliminary Prospectus as the Underwriter may reasonably request during the period following the filing of the Registration Statement and each amendment thereto. The Company will deliver to the Underwriter as many copies of the final Prospectus and each post-effective amendment of the Registration Statement, as the Underwriter may reasonably request during the period of the offering and for ninety (90) days after the Final Closing Date,

(c) The Company agrees to notify the Underwriter immediately during the period of the offering and within the ninety (90) day period after the Final Closing Date of any event that materially affects the Company or its securities and that should be set forth in an amendment or supplement to the Prospectus in order to make the statements made therein not misleading. Similarly, the Company agrees to as soon as possible thereafter prepare and furnish to the Underwriter as many copies of an amended Prospectus or a supplement to the Prospectus in order that the Prospectus as amended or supplemented will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary in order to make the statements made therein not misleading.

(d) The Company will file with the Commission the required reports on Form SR and will file with the appropriate State securities commissioners any sales and other reports required by the rules and regulations of such agencies and will supply copies to the Underwriter, if requested.

(e) The Company will notify the Underwriter a reasonable amount of time in advance of any additional issuance of shares following a successful closing, for a period of two years following the final closing, except upon the issuance of shares underlying warrants outstanding on the Final Termination Date and shares issued pursuant to any duly adopted directors or employees stock or stock option or equivalent plan, the issuance of which Company will notify the Underwriter within five business days following such issuance..

(f) Omitted

(g) If at any time during the period that the Underwriter's Warrants may be exercised, the Company intends to file a registration statement for an underwritten offering (a "Piggyback Registration") of the sale of shares of its common stock on a form suitable for registering the shares underlying the Underwriter's Warrants (the "Registrable Shares"), the Company will notify Underwriter of its intention at least 30, but no more than 60 days prior to the filing of such registration statement. Within 20 days of such notice, Underwriter, on its own behalf and on behalf of all holders of Underwriter's Warrants (collectively, "Holders") may elect (by written notice to the Company) to include among the registered shares in the Piggyback Registration any specific number of Registrable Shares. If the Underwriter is not the managing underwriter of the Piggyback Registration, all Holders shall be subject to cut-back and lock-in provisions as required by the managing underwriter of the offering in order to effect an orderly distribution of the shares and are customary and reasonable in the circumstances. Underwriter on behalf of all participating Holders shall provide the usual indemnities to both the Company and the underwriter of the Piggyback Registration and complete and execute all documents required by the managing underwriter.

6. Indemnification.

(a) The Company agrees to indemnify, defend and hold harmless the Underwriter from and against any and all losses, claims, damages, liabilities and expenses (including reasonable legal or other expenses) incurred by the Underwriter in connection with defending or investigating any such or liabilities that the Underwriter may incur under the federal or State securities laws and regulations, State statutes or at common law or otherwise, but only to the extent that such losses, claims, damages, liabilities and expenses shall arise out of or be based upon a violation or alleged violation of the federal or State securities laws or regulations, a State statute or the common law resulting from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or in any application or other papers filed with the various State securities authorities ("Blue Sky Applications") or shall arise out of or be based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) The foregoing indemnity of the Company in favor of the Underwriter shall not be deemed to protect the Underwriter against any liability to which the Underwriter would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Underwriter's duties, or by reason of the Underwriter's reckless disregard of the Underwriter's obligations and duties under the Act or this Agreement.

(c) The Underwriter agrees to give the Company an opportunity to participate in the defense or preparation of the defense of any action brought against the Underwriter to enforce any such claim or liability and the Company shall have the right so to participate. The agreement of the Company under the foregoing indemnity is expressly conditioned upon notice of any such action having been sent by the Underwriter to the Company in writing, addressed as provided in this Agreement, promptly after the receipt of a written notice of such action against the Underwriter. Such notice shall be accompanied by copies of papers served or filed in connection with such action or by a statement of the nature of the action to the extent known to the Underwriter.

7. Termination.

(a) Subject to paragraph (c) of this Section, this agreement may be terminated by either party by written notice sent to the other party at the address shown in this Agreement without cause at any time prior to the earlier of (i) the time the Shares are released for sale to the public, or (ii) 11:30 a.m., Washington D.C. time, on the first business day following the date on which the Registration Statement becomes effective.

(b) An attempt to assign any rights and obligations under this Agreement shall constitute automatic termination of this Agreement.

(c) Underwriter may terminate this Agreement, by notice to the Company, at any time at or prior to the final closing of the offering (i) if there has been, since the respective dates as of which information is given in the Registration Statement, any material adverse change in the condition, financial or otherwise, of the Company or in the earnings, business or properties of the Company whether or not arising in the ordinary course of business, or (ii) if there has occurred any outbreak of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in your judgment impracticable to market the Shares or enforce contracts for the sale of the Shares or (iii) if trading in the common stock of the Company has been suspended by the SEC, or if trading generally on any national or foreign stock exchange or over-the-counter market has been suspended, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by either of said exchanges or market or by order of the SEC or any other governmental authority, or if a banking moratorium has been declared by either federal or any state authorities.

(d) If this Agreement is terminated pursuant to this para. 7, such termination shall be without liability of either party to the other party.

8. Notices. All notices shall be deemed to have been duly given if mailed, or if communicated by telegraph, facsimile, electronic mail or telephone and subsequently immediately confirmed in writing:
To the Company:	Zion Oil & Gas, Inc. 6515 Abrams Road, Suite 300 Dallas, Texas 75231 Attention: Eugene A. Soltero, CEO

To the Underwriter:	Network 1 Financial Securities, Inc. The Galleria, Penthouse Suite 2 Bridge Avenue Red Bank, NJ 07701-1333 Attention: Mike Zarraga, Vice President

9. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the Company and the Underwriter and their successors. Nothing expressed in this Agreement is intended to give any person other than the persons mentioned in the preceding sentence any legal or equitable right, remedy or claim under this Agreement.

10. Arbitration. The Company and the Underwriter agree that in the event a dispute arises between the Underwriter and the Company or any of its officers, directors, employees, agents, attorneys or accountants, arising out of, in connection with or as a result of the execution of this Agreement or as a result of any subscription tendered by any purchaser of the Shares, such dispute shall be resolved through arbitration rather than litigation. The parties agree to submit such disputes for resolution to the NASD within five (5) days after receiving a written request from any of the aforesaid parties to do so. The failure by the Company or Underwriter to submit any dispute to arbitration as requested may result in the commencement of an arbitration proceeding against such party. The parties further agree that any hearing scheduled after an arbitration proceeding is initiated by any of the aforesaid parties shall take place in New York, NY. The parties acknowledge that the result of the arbitration proceeding shall be final and binding on all of the parties to the proceeding, and by agreeing to arbitration the parties are waiving their respective rights to seek remedies in Court.

11. Placement Agents.

(a) Underwriter agrees that it shall use its best efforts to be qualified to sell securities to purchasers in all 50 United States, the District of Columbia and the Commonwealth of Puerto Rico either through its own brokers or through qualified Placement Agents licensed by NASD.

(b) Underwriter shall enter into selling agreements with licensed brokers and/or dealers it selects who are acceptable to the Company using a form of selling agreement reasonably acceptable to the Company ("Selling Agreements"). Those brokers and/or dealers who enter into Selling Agreements with the Underwriter are referred to in this agreement as the "Underwriter's Placement Agents." Underwriter may also enter into Selling Agreements with Placement Agents selected by the Company who are reasonably acceptable to Underwriter, which such Placement Agents upon the execution of Selling Agreements shall be deemed Underwriter's Placement Agents. Neither the Company nor Underwriter shall unreasonably withhold acceptance of any Placement Agent proposed by the other party. Each Selling Agreement shall provide a minimum commission of 5% of the Underwriter's Placement Agent's gross sales of securities and shall provide that the Underwriter's Placement Agent shall receive at least 20% of the Underwriter's Warrants with respect to such sales, all of which shall be paid out of the Underwriter's compensation set forth in para. 4(e) above.

(c) Underwriter acknowledges that the Company has entered into a financial consulting agreement with Alberdale & Co., London, England ("Alberdale") whereby Alberdale will (i) represent the sale of the Company's securities in the United Kingdom and certain other countries, and (ii) assist the Company in locating Placement Agents for this offering. To the extent that Alberdale introduces the Company and the Underwriter to any Placement Agent that signs a Selling Agreement on or before the day following the effective date of the offering, thereby becoming an Underwriter's Placement Agent, Alberdale shall be entitled to a fee equal to 10% of the compensation earned by that Placement Agent, of which one-half will be a reduction in that Placement Agent's compensation and one-half will be provided by Underwriter. The parties acknowledge that Neidiger Tucker Brunner, Inc. and Pali Capital, Inc. are potential Placement Agents who have been introduced to the Company by Alberdale.

(d) The Company shall be free to enter into agreements with Placement Agents, including, but not limited to, Alberdale, outside of the United States ("Non-U.S. Placement Agents") for the sale of Shares in the offering to persons outside of the United States and Underwriter shall have no rights with respect to sales of Shares in the offering through such Non-U.S. Placement Agents.

12. Miscellaneous Provisions.

(a) This Agreement shall be construed in accordance with the laws of the State of New York.

(b) The representations and warranties made in this Agreement shall survive the termination of this Agreement and shall continue in full force and effect.

(c) This Agreement is made solely for the benefit of the Company and its officers, directors and controlling persons within the meaning of Section 15 of the Act and of the Underwriter and its officers, directors and controlling persons within the meaning of Section 15 of the Act, and their respective successors, heirs and personal representatives, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successor" as used in this Agreement shall not include any purchaser, as such, of the Shares.

(d) The information contained in the Company's database of potential investors is strictly confidential and Underwriter shall use that information as provided by the Company solely for the purpose of offering the Shares, and satisfying its fiduciary obligations to all purchasers of Shares. Underwriter may specifically open accounts for, and discuss other investments with, any potential investor in the Company's database who already has a relationship with Underwriter, or who specifically requests that service and/or related information from Underwriter (including requests through Underwriter's website contact form), but Underwriter shall not make any general solicitation to others in the Company's investor database without the express written consent of the Company. Underwriter shall use its best efforts to obtain compliance with this paragraph by the Placement Agents.

13. Effectiveness. The effectiveness of this Agreement shall be subject to the approval of the Company's board of directors.

If this letter agreement correctly sets forth our understanding, please indicate your acceptance in the space provided below for that purpose.

Sincerely,
Network 1 Financial Securities, Inc.
By:/s/ William R. Hunt William R. Hunt, President

Sincerely,

Confirmed and accepted as of July 19, 2006

Zion Oil & Gas, Inc.

By:/s/ E. A. Soltero
Eugene A. Soltero, CEO

ANNEX A

[Letterhead of Network 1 Financial Securities, Inc.]

_______, 2006

Mr. Eugene A. Soltero
ZION OIL & GAS, INC.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

Dear Mr. Soltero:

This Agreement confirms the terms and conditions pursuant to which Zion Oil & Gas, Inc. (Zion) has engaged Network 1 Financial Services, Inc. ("Network 1") to act as financial and strategic advisor in connection with certain business, corporate governance and financial structural matters with respect to which Network 1 has been specifically been requested to render services by Zion (each, a "Transaction" and, collectively, the "Transactions").

1. Services to be Rendered.

(a) In connection with this engagement, Network 1's duties shall consist solely of:

  analyzing the financing and revenue model for certain Transactions generated by Zion to date or generated during the period of this engagement and making recommendations on the viability of the model;

  assisting in preparing proposals and negotiating definitive documentation for Transactions, in so far as such negotiation directly relates to the governance and financial matters;

  assisting in determining the most appropriate corporate governance and financing structures for Zion; and

  identifying and contacting potential new sources of financing for Zion, including but not limited to managing the process for the arrangement of the financing required by Zion and assisting with the negotiation of term sheets, commitment letters, fee letters, credit agreements and other investment and loan documents.

(b) In connection with its services hereunder, Network 1 shall act as an independent contractor and any duties of Network 1 arising out of this engagement shall be owed solely to Zion.

(c) Zion acknowledges that Network 1 is not, and does not hold itself out to be, an advisor as to legal, taxation, accounting or regulatory matters in any jurisdiction in connection with Transactions and, accordingly, Network 1 shall have no responsibility or liability to Zion with respect to any action, omission, recommendation or comment made by Network 1 in relation to any such matter. Zion shall be responsible for making its own independent investigation and appraisal of the risks, benefits and suitability of the transactions contemplated by this letter agreement to and for Zion, Zion shall consult with its own legal, tax and accounting advisors with regard to the consequences of Transactions, and Network 1 makes no representation concerning any of the foregoing and shall bear no responsibility or liability to Zion with respect thereto.

(d) Zion and Network 1 acknowledge that, in the event that Zion requests that Network 1 perform any services not expressly provided for in Section 1(a), the provision of such additional services shall be subject to the mutual agreement of Zion and Network 1 as to the scope of such additional services and the compensation therefor.

2. Term of Engagement.

The term of this letter agreement shall extend from the date hereof, which date shall be the date of the initial closing of the initial public offering of Zion as contemplated by that certain Underwriting Agreement, dated November ___, 2005, by and between Zion and Network 1, through the earlier of (i) consummation or abandonment of the Transactions and (ii) the date which is two years after the date hereof (subject to extension by mutual agreement of the parties), provided that it is understood that Network 1's and Zion's obligations hereunder may be terminated, with or without cause, (1) by Network 1 at any time upon thirty (30) days' prior written notice, without liability or continuing obligation and (2) by Zion at any time upon thirty (30) days' prior written notice, provided further that (x) the provisions of this letter agreement relating to keeping information confidential, the payment of fees and expenses, indemnification and contribution, exclusivity pursuant to Section 6 (to the extent provided for in such Section 6), governing law and submission to jurisdiction will survive any termination or expiration of this letter agreement and (y) in the event that, following any termination of this letter agreement by Zion, Zion or any of its affiliates (meaning any person that controls, is controlled by, or is under common control with Zion, "control" being deemed to mean twenty-five percent (25%) voting power, provided that no other person controls equivalent or greater voting power in the subject entity) consummate a Transaction within twelve (12) months after such termination, Zion shall pay to Network 1 the fees which would otherwise have been payable to Network 1 pursuant to this letter agreement upon the consummation of such Transaction but for the termination of this letter agreement by Zion or any of its affiliates. If this letter agreement is terminated due to the termination of the offering, Network 1 shall not receive any compensation except reimbursement of its out-of-pocket expenses.

3. Fees and Expenses.

(a) Zion agrees to pay to Network 1 a one-time fee ("the Fee") in an amount equal to US$60,000.00. The Fee will be payable to Network 1 upon the entry into effect of this agreement on the date of the first closing of Zion's initial public offering and upon the release to Zion of the initial investor funds from an escrow account established in connection with the initial public offering.

(b) If, within twelve (12) months after the final closing of Zion's initial public offering, Zion obtains new sources of financing, either capital contributions or loans, through the efforts of Network 1, as set forth in Section 1(a)(iv) above, Zion will, upon the closing of such financing transactions, pay Network 1 such additional "finders" or placement fees as mutually agreed upon.

(c) In the event that Zion requests and Network 1 agrees to provide additional services not expressly provided for in this letter agreement, it is understood that Network 1 shall be paid additional fees and other compensation to be agreed upon.

4. Indemnification.

(a) Zion agrees to indemnify and hold harmless Network 1, its affiliates and their respective officers, directors, employees, agents and controlling persons (each an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and, except to the extent limited by other provisions herein, expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with the involvement of any Indemnified person in the transactions contemplated by this letter agreement to the extent that Zion was notified by Network 1 of such Indemnified Person's involvement therein upon the commencement thereof, or any claim, litigation, investigation or proceedings relating to the foregoing ("Proceedings") regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse such Indemnified Persons for any legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined to have resulted from the gross negligence or willful misconduct of, or breach of this letter agreement by, such Indemnified Person. Neither party hereto shall be responsible or have any liability to any other party for any indirect, special or consequential damages arising out of or in connection with this letter agreement or the transactions contemplated hereby, even if advised of the possibility thereof. Zion also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Zion arising out of or in connection with Transactions except for any losses, claims, damages, liabilities and expenses incurred by Zion that are finally judicially determined to have resulted from the gross negligence or willful misconduct of, or breach of this letter agreement by, such Indemnified Person, provided that Zion was notified in advance of the fact that the Indemnified Person was to render services to Zion in connection with a Transaction . If for any reason (other than a reason provided for herein) the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then Zion shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by Zion on the one hand and such Indemnified Person on the other hand but also the relative fault of Zion and such Indemnified Person, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to Zion on the one hand and all Indemnified Persons on the other hand shall be deemed to be in the same proportion as (i) the total value received or proposed to be received by Zion pursuant to Transactions (whether or not consummated and net of expenses incurred) bears to (ii) the fee paid or proposed to be paid to Network 1 in connection with Transactions. The indemnity, reimbursement and contribution obligations of Zion under these paragraphs shall be in addition to any liability which Zion may otherwise have to an Indemnified Person and shall be binding upon and inure to the benefit of any successors and assigns of Zion and any Indemnified Person.

(b) Promptly after receipt by an Indemnified Person of notice of the commencement of any Proceedings, such Indemnified Person will, if a claim in respect thereof is to be made against Zion, notify Zion in writing of the commencement thereof; provided that (i) the omission so to notify Zion will not relieve it from any liability which it may have hereunder except to the extent it has been materially prejudiced by such failure and (ii) the omission so to notify Zion will not relieve it from any liability which it may have to an Indemnified Person otherwise than on account of this indemnity agreement. In case any such Proceedings are brought against any Indemnified Person and it notifies Zion of the commencement thereof, Zion will be entitled to participate therein and, to the extent that it may elect by written notice delivered to the Indemnified Person, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Person; provided that if the defendants in any such Proceedings include both the Indemnified Person and Zion and the Indemnified Person shall have reasonably concluded based on advice of counsel that there may be legal defenses available to it which are different from or additional to those available to Zion and shall have so notified Zion, then the Indemnified Person shall thereafter have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Proceedings on behalf of such Indemnified Person. Upon receipt of notice from Zion to such Indemnified Person of its election so to assume the defense of such Proceedings and approval by the Indemnified Person of counsel, Zion will not be liable to such Indemnified Person for expenses incurred by the Indemnified Person in connection with the defense thereof (other than reasonable costs of investigation) unless (i) the Indemnified Person shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that Zion shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel), approved by Network 1, representing the Indemnified Persons who are parties to such Proceedings), (ii) Zion shall not have employed counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of commencement of the Proceedings or (iii) Zion has authorized in writing the employment of counsel for the Indemnified Person.

(c) Zion shall not be liable for any settlement of any Proceedings effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent, Zion agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement. Zion shall not, without the prior written consent of an Indemnified Person (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Proceedings.

5. Disclosure and Confidentiality.

(a) Zion agrees to furnish Network 1 with all financial and other information (the "Information") which Network 1 may reasonably request in connection with Transactions. Zion represents that (i) to the best of its knowledge, the Information that has been or will be made available to Network 1 or its affiliates by Zion (directly or indirectly) is or will be, when furnished, correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not materially misleading, (ii) all historical financial statements provided to Network 1 by Zion (directly or indirectly) will be prepared (except as otherwise disclosed to Network 1) in accordance with generally accepted accounting principals and practices then in effect in the relevant jurisdiction and will present fairly the financial condition and operations of the entities and businesses covered thereby, and (iii) any projections, financial or otherwise, provided to Network 1 by Zion (directly or indirectly) will be prepared in good faith with a reasonable basis for the assumptions and the conclusions reached therein and on a basis consistent with the historical financial data of the entities and businesses covered thereby.

(b) Zion agrees that it will notify Network 1 promptly (i) of any material adverse change, or any development that is likely to lead to any material adverse change, in the Information and (ii) of any statement contained in any historical financial data provided to Network 1 which is not materially accurate or which is incomplete or misleading in any material respect. Zion acknowledges that Network 1 may rely, absent manifest error, without independent verification, upon the accuracy and completeness of the Information as such Information may be supplemented pursuant to the preceding sentence (provided by Zion or any of its representatives), and that Network 1 does not assume any responsibility therefor.

(c) Zion recognizes and confirms that Network 1, in acting pursuant to this engagement, will be using information in public reports and other information provided by others, including information provided by Zion and its affiliates, if any, and their auditors, attorneys or agents, and that Network 1 does not assume responsibility for, and may rely without any obligation or independent verification upon, the accuracy and completeness of any such information. Network 1 agrees that it will not, without the prior written consent of Zion, disclose to any third party (other than Network 1's affiliates, if any, and its and their respective employees, legal counsel, independent auditors, and other experts or agents who have a need to know such information and who are advised of, and who are obligated to maintain, the confidential nature of such information) any confidential information provided at any time by Zion to Network 1 in connection with this engagement, except to the extent (i) such disclosure is required by applicable law, regulation or legal process, (ii) such information becomes publicly known other than as a result of the breach by Network 1 of its obligations set forth in this paragraph, (iii) such disclosure is requested or required by any regulatory authority having jurisdiction over Network 1, (iv) such information is received by Network 1 or any of its affiliates from a source other than Zion, provided such source is not known to Network 1 or such affiliate to be subject to an obligation of confidentiality with respect thereto, and/or (v) such information is already known to Network 1 at the time of its disclosure by Zion in connection with the Transactions.

(d) Zion agrees that it will not, without the prior written consent of Network 1, disclose, directly or indirectly, to any third party (other than Zion's affiliates and its and their respective employees, legal counsel, independent auditors, and other experts or agents who have a need to know such information and who are advised of, and who are obligated to maintain, the confidential nature of such information), this letter agreement or any of its terms or substance or the existence of this engagement (other than the mere existence of this letter agreement), except to the extent (i) such disclosure is required by applicable law, regulation or legal process, (ii) such information becomes publicly known other than as a result of the breach of the obligations set forth in this paragraph or (iii) such disclosure is requested or required by any regulatory authority having jurisdiction over Zion.

(e) Network 1 agrees that, upon the scheduled or other termination of this letter agreement, it shall, to the extent permitted by applicable law, destroy any written confidential information furnished by Zion to Network 1 pursuant to this letter agreement, the disclosure of which is not permitted hereunder.

(f) Zion acknowledges that Network 1 and its affiliates may have and may in the future have relationships with parties other that Zion who may have conflicting interests with respect to Zion. Although Network 1 in the course of such other relationships may acquire information about Zion and other persons with interests in respect of the Transactions, Network 1 shall have no obligation to disclose such information to Zion or to use such information on behalf of Zion. Zion acknowledges that Network 1 may have relationships with certain third party financing sources pursuant to which Network 1 may be offered compensation from such third party to the extent that such third party participates at Network 1's invitation in the financing for the Transactions.

6. Payments.

Zion agrees that all amounts payable to Network 1 hereunder pursuant to Section 3 shall (unless otherwise agreed to in advance by Network 1) be paid via wire transfer to the depository institution selected by Network 1 in immediately available United States dollars, without setoff or deduction of any kind.

7. Consent to Jurisdiction.

Zion and Network 1 hereby irrevocably consent to the exclusive jurisdiction of any New York State or United States federal court sitting in New York City over any action or proceeding arising out of or relating to this letter agreement, and Zion and Network 1 hereby irrevocably agree that all claims in respect of such action or proceeding may be heard in such New York State or federal court. Zion and Network 1 irrevocably consent to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address set forth herein. Zion and Network 1 agree that a final and non-appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Zion and Network 1 further waive any objection to venue in the State of New York and any objection to any action or proceeding in such state on the basis of forum non conveniens. Zion and Network 1 hereto further agree that any action or proceeding brought hereunder shall be brought only in the New York State or United States federal courts sitting in New York City. Zion and Network 1 further agree that nothing herein shall affect either party's right to effect service of process in any other manner permitted by law or to bring a suit, action or proceeding for enforcement of a judgment in any other court or jurisdiction in accordance with applicable law.

8. Publicity.

If information relating to the Transactions is publicly disclosed, Network 1 shall have the right, at its own expense and with the prior written consent of Zion (such consent not to be unreasonably withheld), to place advertisements in financial and other publications describing its services hereunder and to otherwise publicize its role in Transactions.

9. Notices.

All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three (3) business days after being deposited in the mail, return receipt requested, or in the case of facsimile notice, when received, addressed as follows:

Network 1:	NETWORK 1 FINANCIAL SERVICES, INC The Galleria, Penthouse Suite 2 Bridge Avenue, Building 2 Red Bank, NJ 07701-1333 Attn: Mr. William Hunt, President

Zion:	ZION OIL & GAS, INC. 6510 Abrams Road, Suite 300 Dallas, Texas 75231 Attn: Mr. Eugene A. Soltero

10. Miscellaneous.

(a) Network 1 may perform its obligations hereunder either directly or through its affiliates, and the provisions hereof shall apply equally to Network 1 and any such affiliates.

(b) This letter agreement (i) has been duly executed and delivered on behalf of Zion and Network 1 and constitutes the legal, valid, binding and enforceable obligation of each such party, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles or public policy considerations; (ii) sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings and agreements between the parties; (iii) may not be amended, modified or assigned except in a written instrument executed by each of the parties; (iv) may be signed in counterparts (including by telecopy), each of which shall constitute an original and which together shall constitute one and the same agreement; (v) is solely for the benefit of Zion and Network 1, and no other person (except for Indemnified Persons to the extent set forth in Section (4) shall acquire or have any rights under or by virtue of this letter agreement; and (vi) shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

(c) If any term, provision, covenant or restriction contained in this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable or against public policy, the remainder of the terms, provisions, covenants and restrictions contained herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Zion and Network 1 shall endeavor in good faith negotiations to replace the invalid, void or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, void or unenforceable provisions.

If the foregoing terms meet with your approval, please indicate your acceptance by signing and returning the attached copy of this letter agreement to us.

Very truly yours,

NETWORK 1 FINANCIAL SERVICES, INC.

By:
 Name: William Hunt
Title: President

Agreed to and accepted by:

ZION OIL & GAS, INC.

By: ___________________________
 Name: Eugene A. Soltero
Title: Chief Executive Officer